

November 6, 2013

Via Email
Samuell Eads
President
Emerald Isle Exploration Ltd.
1218 Purtov Street
Kodiak, AK

> **Re: Emerald Isle Exploration Ltd.**
> **Registration Statement on Form S-1**
> **Filed October 25, 2013**
> **File No. 333-189630**

Dear Mr. Eads:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 25, 2013

General

1. Please revise the cover page and other disclosure revised in response to prior comment eight from our letter dated September 13, 2013 to clearly indicate your offering termination date. See Item 501(b)(8)(ii) of Regulation S-K.

Use of Proceeds, page 10

2. Please review your table for mathematical accuracy. It is unclear, for example, why you do not reflect negative Net Proceeds After Offering Expenses balance under the 25% share sale scenario. Please advise or revise.

3.   We note that you include footnote 2 following the Use of Proceeds table. Please revise to reference footnote 2 in the Use of Proceeds table or advise us as appropriate.

Security Ownership of Certain Beneficial Owners and Management, page 35

4.   We note your response to prior comment 9 from our letter dated September 13, 2013 and reissue. Please review the definitions for both of voting power and investment power and revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions regarding engineering comments. Please contact Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director